November 12, 2010

Mr. Lyn Shenk, Branch Chief	BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Polaris Industries Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 01-11411
Dear Mr. Shenk:
     The purpose of this letter is to confirm our understanding, based on my phone conversation with you on November 12, 2010 that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated November 10, 2010. As discussed, our response will be provided on or before December 10, 2010.

Very truly yours,
/s/ Ruilin Li
Ruilin Li,
Assistant General Counsel

cc:	Michael W. Malone Scott W. Wine Stacy L. Bogart Steven C. Kennedy